CUSIP No.   49372L100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kezar Life Sciences, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

49372L100

(CUSIP number)

Morningside Venture Investments Limited

C/O THC Management Services S.A.M.

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

Monaco, MC 98000

011-377-97-97-47-37

with a copy to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

(Name, address and telephone number of person authorized to receive notices and communications)

June 11, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49372L100

(1)	Names of reporting persons Morningside Venture Investments Limited

(2)	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

(3)	SEC use only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0

	(8)	Shared voting power 6,109,052

	(9)	Sole dispositive power 0

	(10)	Shared dispositive power 6,109,052

(11)	Aggregate amount beneficially owned by each reporting person 6,109,052

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 13.3% (1)

(14)	Type of reporting person (see instructions) CO

(1)

Based on 45,767,371 shares of Common Stock outstanding following the Issuer’s June 2020 follow-on public offering, as reported in the Issuer’s prospectus supplement dated June 8, 2020 and filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2020.

CUSIP No. 49372L100

(1)	Names of reporting persons Frances Anne Elizabeth Richard

(2)	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

(3)	SEC use only

(4)	Source of funds (see instructions) AF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization United Kingdom

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0

	(8)	Shared voting power 6,109,052

	(9)	Sole dispositive power 0

	(10)	Shared dispositive power 6,109,052

(11)	Aggregate amount beneficially owned by each reporting person 6,109,052

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 13.3% (1)

(14)	Type of reporting person (see instructions) IN

(1)

Based on 45,767,371 shares of Common Stock outstanding following the Issuer’s June 2020 follow-on public offering, as reported in the Issuer’s prospectus supplement dated June 8, 2020 and filed with the SEC on June 10, 2020.

CUSIP No. 49372L100

(1)	Names of reporting persons Jill Marie Franklin

(2)	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

(3)	SEC use only

(4)	Source of funds (see instructions) AF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization United Kingdom

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0

	(8)	Shared voting power 6,109,052

	(9)	Sole dispositive power 0

	(10)	Shared dispositive power 6,109,052

(11)	Aggregate amount beneficially owned by each reporting person 6,109,052

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 13.3% (1)

(14)	Type of reporting person (see instructions) IN

(1)

Based on 45,767,371 shares of Common Stock outstanding following the Issuer’s June 2020 follow-on public offering, as reported in the Issuer’s prospectus supplement dated June 8, 2020 and filed with the SEC on June 10, 2020.

CUSIP No. 49372L100

(1)	Names of reporting persons Peter Stuart Allenby Edwards

(2)	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

(3)	SEC use only

(4)	Source of funds (see instructions) AF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization United Kingdom

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0

	(8)	Shared voting power 6,109,052

	(9)	Sole dispositive power 0

	(10)	Shared dispositive power 6,109,052

(11)	Aggregate amount beneficially owned by each reporting person 6,109,052

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 13.3% (1)

(14)	Type of reporting person (see instructions) IN

(1)

Based on 45,767,371 shares of Common Stock outstanding following the Issuer’s June 2020 follow-on public offering, as reported in the Issuer’s prospectus supplement dated June 8, 2020 and filed with the SEC on June 10, 2020.

CUSIP No. 49372L100

(1)	Names of reporting persons Raymond Long Sing Tang

(2)	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

(3)	SEC use only

(4)	Source of funds (see instructions) AF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization United Kingdom

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0

	(8)	Shared voting power 6,109,052

	(9)	Sole dispositive power 0

	(10)	Shared dispositive power 6,109,052

(11)	Aggregate amount beneficially owned by each reporting person 6,109,052

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 13.3% (1)

(14)	Type of reporting person (see instructions) IN

(1)

Based on 45,767,371 shares of Common Stock outstanding following the Issuer’s June 2020 follow-on public offering, as reported in the Issuer’s prospectus supplement dated June 8, 2020 and filed with the SEC on June 10, 2020.

CUSIP No. 49372L100

(1)	Names of reporting persons Equal Talent Investments Limited

(2)	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

(3)	SEC use only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,254,545

	(8)	Shared voting power 0

	(9)	Sole dispositive power 6,254,545

	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 6,254,545

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 13.7% (1)

(14)	Type of reporting person (see instructions) CO

(1)

Based on 45,767,371 shares of Common Stock outstanding following the Issuer’s June 2020 follow-on public offering, as reported in the Issuer’s prospectus supplement dated June 8, 2020 and filed with the SEC on June 10, 2020.

CUSIP No. 49372L100

(1)	Names of reporting persons Tracy Gia Yunn Tsoi

(2)	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

(3)	SEC use only

(4)	Source of funds (see instructions) AF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization Australia

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,254,545

	(8)	Shared voting power 0

	(9)	Sole dispositive power 6,254,545

	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 6,254,545

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 13.7% (1)

(14)	Type of reporting person (see instructions) IN

(1)

Based on 45,767,371 shares of Common Stock outstanding following the Issuer’s June 2020 follow-on public offering, as reported in the Issuer’s prospectus supplement dated June 8, 2020 and filed with the SEC on June 10, 2020.

CUSIP No. 49372L100

Item 1. Security and Issuer.

This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons (as defined in Item 2 below) on February 14, 2020 and relates to their beneficial ownership interest in the common stock, par value $0.001 per share (the “Common Stock”), of Kezar Life Sciences, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4000 Shoreline Court, Suite 300, South San Francisco, California 94080. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)	This statement is filed by:

(i)	Morningside Venture Investments Limited, a British Virgin Islands exempted company (“MVIL”), with respect to the Common Stock directly and beneficially owned by it;

(ii)	Frances Anne Elizabeth Richard, with respect to the Common Stock beneficially owned by her as a result of her position as a director of MVIL;

(iii)	Jill Marie Franklin, with respect to the Common Stock beneficially owned by her as a result of her position as a director of MVIL;

(iv)	Peter Stuart Allenby Edwards, with respect to the Common Stock beneficially owned by him as a result of his position as a director of MVIL;

(v)	Raymond Long Sing Tang, with respect to the Common Stock beneficially owned by him as a result of his position as a director of MVIL;

(vi)	Equal Talent Investments Limited, a British Virgin Islands exempted company (“ETIL”), with respect to the Common Stock directly and beneficially owned by it; and

(vii)	Tracy Gia Yunn Tsoi, with respect to the Common Stock beneficially owned by her as a result of her position as a director of ETIL.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Frances Anne Elizabeth Richard, Jill Marie Franklin, Peter Stuart Allenby Edwards and Raymond Long Sing Tang are the directors of MVIL and share voting and dispositive power with respect to the securities held by MVIL. Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Tang each disclaim beneficial ownership of the securities owned directly by MVIL, except to the extent of their pecuniary interest therein. MVIL disclaims beneficial ownership of the securities owned directly by ETIL. MVIL is ultimately wholly beneficially owned by a trust over which Adriel Wenbwo Chan and Wong Yuk Lan have power to remove the trustee.

Tracy Gia Yunn Tsoi is the sole director of ETIL and has sole voting and dispositive power with respect to the securities held by ETIL. Ms. Tsoi disclaims beneficial ownership of the securities owned directly by ETIL, except to the extent of her pecuniary interest therein. ETIL disclaims beneficial ownership of the securities owned directly by MVIL. ETIL is ultimately wholly beneficially owned by a trust over which Peter Stuart Allenby Edwards has sole authority to remove the trustee.

(b)	The business address of each of the Reporting Persons is:

(i)	With respect to MVIL, Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Tang:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

CUSIP No. 49372L100

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(ii)	With respect to ETIL and Ms. Tsoi:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(c)	The present principal business of MVIL, Ms. Richard, Ms. Franklin, Mr. Edwards, Mr. Tang, ETIL and Ms. Tsoi is the venture capital and private equity investment business.

(d)	No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of the Reporting Persons is as set forth below:

MVIL	British Virgin Islands
Ms. Richard	United Kingdom
Ms. Franklin	United Kingdom
Mr. Edwards	United Kingdom
Mr. Tang	United Kingdom
ETIL	British Virgin Islands
Ms. Tsoi	Australia

Item 3. Source and Amount of Funds or Other Consideration.

In June 2015, MVIL acquired an aggregate of 1,051,630 shares of Series A redeemable convertible preferred stock of the Issuer (the “Series A Preferred Shares”) for an aggregate purchase price of $1,999,999. All such shares were acquired with working capital.

In June and July 2017, MVIL acquired an aggregate of 1,007,422 shares of Series B redeemable convertible preferred stock of the Issuer (the “Series B Preferred Shares”) for an aggregate purchase price of $7,999,999. All such shares were acquired with working capital.

CUSIP No. 49372L100

On June 25, 2018, upon the closing of the Issuer’s initial public offering, MVIL’s Series A Preferred Shares and Series B Preferred Shares were converted into shares of Common Stock on a 1-for-1 basis.

On February 4, 2020, in connection with a follow-on public offering by the Issuer, MVIL acquired 3,800,000 shares of Common Stock for an aggregate purchase price of $9,880,000.  Such shares were acquired with working capital.

On February 4, 2020, in connection with a follow-on public offering by the Issuer, ETIL acquired 4,800,000 shares of Common Stock for an aggregate purchase price of $12,480,000.  Such shares were acquired with working capital.

On June 11, 2020, in connection with a follow-on public offering by the Issuer, ETIL acquired 1,454,545 shares of Common Stock for an aggregate purchase price of $7,999,998.  Such shares were acquired with working capital.

Item 4. Purpose of Transaction.

The securities reported herein were acquired solely for investment purposes with the aim of increasing the value of the investment and the Issuer.

Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Common Stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 45,767,371 of the Issuer’s Common Stock outstanding following the Issuer’s June 2020 follow-on public offering, which closed on June 11, 2020. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A.	Morningside Venture Investments Limited

(a)

As of the close of business on June 12, 2020, MVIL beneficially owned 6,109,052 shares of Common Stock, representing a beneficial ownership of approximately 13.3% of the Common Stock. All such shares are directly held by MVIL.

CUSIP No. 49372L100

(b) 1. Sole power to vote or direct vote:	-0-
2. Shared power to vote or direct vote:	6,109,052
3. Sole power to dispose or direct the disposition:	-0-
4. Shared power to dispose or direct the disposition:	6,109,052

B.	Frances Anne Elizabeth Richard

(a)  As of the close of business on June 12, 2020, Ms. Richard beneficially owned 6,109,052 shares of Common Stock, representing a beneficial ownership of approximately 13.3% of the Common Stock. All such shares are directly held by MVIL.

(b) 1. Sole power to vote or direct vote:	-0-
2. Shared power to vote or direct vote:	6,109,052
3. Sole power to dispose or direct the disposition:	-0-
4. Shared power to dispose or direct the disposition:	6,109,052

C.	Jill Marie Franklin

(a)  As of the close of business on June 12, 2020, Ms. Franklin beneficially owned 6,109,052 shares of Common Stock, representing a beneficial ownership of approximately 13.3% of the Common Stock. All such shares are directly held by MVIL.

(b) 1. Sole power to vote or direct vote:	-0-
2. Shared power to vote or direct vote:	6,109,052
3. Sole power to dispose or direct the disposition:	-0-
4. Shared power to dispose or direct the disposition:	6,109,052

D.	Peter Stuart Allenby Edwards

(a)  As of the close of business on June 12, 2020, Mr. Edwards beneficially owned 6,109,052 shares of Common Stock, representing a beneficial ownership of approximately 13.3% of the Common Stock. All such shares are directly held by MVIL.

(b) 1. Sole power to vote or direct vote:	-0-
2. Shared power to vote or direct vote:	6,109,052
3. Sole power to dispose or direct the disposition:	-0-
4. Shared power to dispose or direct the disposition:	6,109,052

E.	Raymond Long Sing Tang

(a)  As of the close of business on June 12, 2020, Mr. Tang beneficially owned 6,109,052 shares of Common Stock, representing a beneficial ownership of approximately 13.3% of the Common Stock. All such shares are directly held by MVIL.

(b) 1. Sole power to vote or direct vote:	-0-
2. Shared power to vote or direct vote:	6,109,052
3. Sole power to dispose or direct the disposition:	-0-
4. Shared power to dispose or direct the disposition:	6,109,052

CUSIP No. 49372L100

F.	Equal Talent Investments Limited

(a)  As of the close of business on June 12, 2020, ETIL beneficially owned 6,254,545 shares of Common Stock, representing a beneficial ownership of approximately 13.7% of the Common Stock. All such shares are directly held by ETIL.

(b) 1. Sole power to vote or direct vote:	6,254,545
2. Shared power to vote or direct vote:	-0-
3. Sole power to dispose or direct the disposition:	6,254,545
4. Shared power to dispose or direct the disposition:	-0-

G.	Tracy Gia Yunn Tsoi

(a)  As of the close of business on June 12, 2020, Ms. Tsoi beneficially owned 6,254,545 shares of Common Stock, representing a beneficial ownership of approximately 13.7% of the Common Stock. All such shares are beneficially owned by ETIL.

(b) 1. Sole power to vote or direct vote:	6,254,545
2. Shared power to vote or direct vote:	-0-
3. Sole power to dispose or direct the disposition:	6,254,545
4. Shared power to dispose or direct the disposition:	-0-

(c)               See Item 3.

(d)              Not applicable.

(e)               Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

MVIL and ETIL may act together with respect to the voting and disposition of the securities held by such entities.

Lock-up Agreement

MVIL and ETIL have each agreed not to sell or transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock for 90 days after June 8, 2020 without first obtaining the written consent of Jefferies LLC, Cowen and Company, LLC and William Blair & Company, L.L.C. Specifically, MVIL and ETIL have each agreed, with certain limited exceptions, not to directly or indirectly offer, pledge, sell or contract to sell any Common Stock, sell any option or contract to purchase any Common Stock, purchase any option or contract to sell any Common Stock, grant any option, right or warrant for the sale of any Common Stock, lend or otherwise dispose of or transfer any Common Stock, request or demand that the Issuer file a registration statement related to the Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise. This lock-up provision applies to Common Stock and to securities convertible into or exchangeable or exercisable for Common Stock. It also applies to Common Stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

CUSIP No. 49372L100

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement
99.2	Lock-up Agreement, dated June 7, 2020, delivered by Morningside Venture Investments Limited to Jefferies LLC, Cowen and Company, LLC and William Blair & Company, L.L.C.
99.3	Lock-up Agreement, dated June 7, 2020, delivered by Equal Talent Investments Limited to Jefferies LLC, Cowen and Company, LLC and William Blair & Company, L.L.C.

CUSIP No. 49372L100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: June 16, 2020

MORNINGSIDE VENTURE INVESTMENTS LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

/s/ Raymond Long Sing Tang
Raymond Long Sing Tang

EQUAL TALENT INVESTMENTS LIMITED

By:	/s/ Tracy Gia Yunn Tsoi
Tracy Gia Yunn Tsoi, Director

/s/ Tracy Gia Yunn Tsoi
Tracy Gia Yunn Tsoi